[ STEPP LAW GROUP LETTERHEAD]

August 24, 2006

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:       Scout Exploration, Inc. Registration Statement on Form SB-2
            File No. 333-136474

Dear Mr. Reynolds:

This letter serves to give a detailed response to your comment letter dated August 15, 2006.  This letter should be reviewed in conjunction with Amendment Number 1 to Form SB-2 Registration Statement under the Securities Act of 1933 for Scout Exploration, Inc. (the “Amended Registration Statement”).  Clean and marked copies of the Amended Registration Statement are attached.

Comments

  Please amend your registration statement to include the signatures of your principal executive officer, principal financial officer and principal accounting officer.  Please include all of the capacities in which a person has signed, following his signature.

  Response:  The signature page to the Amended Registration Statement indicates that Kathleen Scalzo is executing the Amended Registration Statement as the principal executive officer, principal financial officer and principal accounting officer.

Please call me with any questions. I can be reached at (949) 660-9700.

Sincerely,

STEPP LAW GROUP,
a professional corporation

/s/ Thomas E. Stepp, Jr.

Thomas E. Stepp, Jr.

Enclosures:
            Amended Registration Statement (Clean)
            Amended Registration Statement (Blacklined)